EXHIBIT 11

	PATRIOT TRANSPORTATION HOLDING, INC.
	COMPUTATION OF EARNINGS PER COMMON SHARE


                                                 Years Ended September 30


                                              2001        2000         1999


Net income                                $2,703,000   2,044,000    6,157,000

Common shares:

Weighted average shares
 outstanding during the period -
 shares used for basic earnings
 per share                                 3,157,317   3,334,332    3,443,972

Shares issuable under stock
 options which are potentially
 dilutive                                        449      13,707       23,537

Shares used for diluted earnings
 per share                                 3,157,766   3,348,039    3,467,509


Basic earnings per common share                $ .86       $ .61        $1.79

Diluted earnings per common share              $ .86       $ .61        $1.78





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